April 9, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dana M. Hartz, Mail Stop 6010

Re:	CytRx Corporation; Item 4.02 Form 8-K filed on April 2, 2007; File No. 000-15327
Ladies and Gentlemen:
     This letter respond to the letter, dated April 3, 2007, from Dana M. Hartz of your office relating to the above-referenced Form 8-K.
     As is correctly described in the Form 8-K, the Audit Committee of the Board of Directors of CytRx Corporation determined on March 30, 2007 that the financial statements referred to in the Form 8-K could no longer be relied upon. Supplementally, please be advised that senior management of CytRx, in consultation with BDO Seidman LLP, CytRx’s independent auditors, had determined two days earlier, on March 28, 2007, to recommend to the Audit Committee that the financial statements should no longer be relied upon for the reasons described in the Form 8-K. In light of management’s determination to recommend this course of action to the Audit Committee, CytRx also undertook to prepare a draft Form 8-K responding to Item 4.02. Management presented its recommendation to the Audit Committee on March 30, 2007, which agreed with management’s recommendation. Until March 30, 2007, neither the Audit Committee nor CytRx’s Board of Directors made any determination regarding continued reliance on the financial statements. Subsequently, management finalized and filed the Form 8-K on April 2, 2007.
     In furnishing the information in this letter, CytRx acknowledges that:
•	CytRx is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

Securities and Exchange Commission
April 9, 2007

•	CytRx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     CytRx further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Form 8-K or in this response to the staff’s comments on the Form 8-K.
     We trust this is responsive to your April 2, 2007 letter. If you need anything further in this regard, please contact me.
Very truly yours,

/s/ STEVEN A. KRIEGSMAN

Steven A. Kriegsman
Chief Executive Officer
cc:  Benjamin S. Levin, Esq.